650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 2, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney
Melissa Kindelan, Staff Accountant
Melissa Feider, Staff Accountant

	Re:	Limelight Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2011 (the “Letter”) relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

Comment 1. We note in your response to our prior comment 3 you state that the amount traffic and average unit sales price are two of many factors which may impact revenue. However, since these are the factors you discuss in MD&A as contributing to fluctuations in revenue, they appear to be significant to your discussion and we continue to believe quantifying these metrics would provide investors with useful information. In this regard, in your response to our prior comment 2 you explain how usage is measured in your contracts. Please tell us whether usage is how management measures traffic and your consideration of disclosing usage, or percent change in usage, as a means of quantifying traffic in your network. If usage is not how you measure traffic, please tell us what other measure you use. Further, with regard to the average unit sales price, we note in your response you believe quantifying the change may

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Securities and Exchange Commission

September 2, 2011

cause you competitive harm. Please tell us how you considered disclosing such an amount in terms of a percent change period over period.

Response: The Company supplementally informs the Staff that usage is how management measures traffic across the Company’s content delivery network.

The Company has considered both the disclosure of usage in absolute terms as well as on a percentage basis. The Company believes that both quantification of the amount of usage of its network, and the quantification of the percentage change in usage will provide a very limited view into the Company and its prospects while exposing the Company to competitive harm. Such disclosure would enable the Company’s customers to use the information in their negotiations regarding continued use of the Company’s services as it would allow them to compute the Company’s average selling prices by reviewing revenue and usage data.

For the reasons discussed above, the Company further informs the Staff that it believes that quantification of average unit sales price in terms of a percent change period over period could put the Company at a substantial disadvantage in negotiations with its customers while adding little to an investor’s understanding of the Company’s overall business or financial performance. The Company believes that such quantification, even expressed as a percentage change, may provide potential and existing customers a competitive advantage as they may seek to re-negotiate current pricing or negotiate future pricing with the Company based on historical price decreases. Although the Company’s historical price compression period over period does not necessarily reflect a future rate of period over period price compression, potential and existing customers may use such information to negotiate for lower prices in the future.

* * * * * * *

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark L. Reinstra

Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer

Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary

Limelight Networks, Inc.

Ronald Butler Jr.

Ernst & Young LLP